UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XUEDA EDUCATION GROUP

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W1091

(CUSIP Number)

Xiamen Insight Investment Co., Ltd.

8th Floor, Tower 2

Gubei International Fortune Center

1438 Hongqiao Road, Shanghai

Attention: Wang Yin

Telephone: +86-138-1851-3740

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018, USA

Attention: Charles C. Comey, Esq.

Telephone: (650) 813-5723

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the American Depositary Shares issued in respect of the Ordinary Shares. Each American Depositary Share represents two Ordinary Shares.

SCHEDULE 13D

CUSIP No. 98418W109	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiamen Insight Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%[2]
14	TYPE OF REPORTING PERSON* CO

(1)	Ordinary Shares beneficially owned by the Reporting Persons consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2)	The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

SCHEDULE 13D

CUSIP No. 98418W109	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shenzhen Yelinwan Investment Planning Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%[2]
14	TYPE OF REPORTING PERSON* CO

(1)	Ordinary Shares beneficially owned by the Reporting Persons consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.
(2)	The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

SCHEDULE 13D

CUSIP No. 98418W109	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Insight Holdings Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%[2]
14	TYPE OF REPORTING PERSON* CO

(1)	Ordinary Shares beneficially owned by the Reporting Persons consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.
(2)	The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

SCHEDULE 13D

CUSIP No. 98418W109	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chunrong Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%[2]
14	TYPE OF REPORTING PERSON* IN

(1)	Ordinary Shares beneficially owned by the Reporting Persons consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.
(2)	The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Ordinary Shares, par value US$0.0001 per share (“Ordinary Shares”), and American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts issued in respect of and each representing two Ordinary Shares, of Xueda Education Group (the “Issuer”). The ADSs are listed on the New York Stock Exchange under the symbol “XUE.” The address of the principal executive office of the Issuer is A-4 Xibahe Beili, Chaoyang District, Beijing 10028, People’s Republic of China (“PRC”).

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Xiamen Insight Investment Co., Ltd., a joint stock company registered and existing under the laws of the PRC (“Insight”), (2) Shenzhen Yelinwan Investment Planning Co., Ltd., a joint stock company registered and existing under the laws of the PRC (“Yelinwan”), (3) New Insight Holdings Group Co., Ltd., a joint stock company registered and existing under the laws of the PRC (“Holdings”), and (4) Chunrong Liao, a PRC citizen.

(b) The business address of Insight is 8th Floor, Tower 2, Gubei International Fortune Center 1438 Hongqiao Road, Shanghai, PRC. The business address of Yelinwan, Holdings and Chunrong Liao is 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC.

(c) Insight is principally engaged in the fields of real estate, mining, and invested capital management. Yelinwan and Holdings are each principally investment holding companies.

(d-e) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) Each Reporting Person is organized under the laws of, or a citizen of, the PRC. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

As an inducement for Insight to execute the Merger Agreement described in Item 4, each of (a) Mr. Xin Jin, the Issuer’s chief executive officer, (b) Mr. Rubin Li, the chairman of the Issuer’s board of directors, and (c) Mr. Jinbo Yao (collectively, the “Founders”), and certain affiliated entities through which the Founders beneficially own their Ordinary Shares, entered into a Support Agreement with Insight, as further described in Item 4 of this Schedule and included as Exhibit 1 to this Schedule (the terms of which are hereby incorporated by reference to Exhibit 1 to Xin Jin’s Schedule 13D filed on July 27, 2015). The Subject Shares (as defined below) to which this Schedule 13D relates are beneficially owned by the Founders and have not been purchased by Insight. No funds were used to acquire the beneficial ownership to which this Schedule 13D relates.

ITEM 4. PURPOSE OF TRANSACTION

On July 26, 2015, as announced in the Current Report on Form 6-K filed by the Issuer on July 27, 2016 (the “Form 6-K”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Insight. Pursuant to the terms and conditions of the Merger Agreement, Insight will form a subsidiary, which will merge with and into the Issuer (the “Merger”), and the Issuer will be the surviving company in the Merger and become a wholly owned subsidiary of Insight upon the effectiveness of the Merger. Pursuant to the Merger, each Ordinary Share will be converted into the right to receive US$2.75 in cash per Ordinary Share, and each ADS will be converted into the right to receive US$5.50 in cash per ADS, subject to the terms and conditions set forth in the Merger Agreement. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed on July 27, 2015.

As an inducement for Insight to consummate the Merger, the Founders and Insight have entered into a support agreement (the “Support Agreement). Pursuant to the Support Agreement, each Founder and each such Founder’s affiliated entity as party thereto has agreed, among other things, to vote all of the Ordinary Shares beneficially owned by him in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder.

In connection with the transactions contemplated by the Merger Agreement, as a condition precedent to the consummation of the Merger and pursuant to the terms and conditions of the Merger Agreement, the contractual arrangements entered into by Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., which is the Issuer’s consolidated variable interest entity (the “VIE”), and the shareholders of the VIE (including Xin Jin), will be terminated immediately prior to the completion of the Merger pursuant to a termination agreement (the “Termination Agreement”), dated as of July 26, 2015, by and among the Issuer, Xuecheng Century (Beijing) Information Technology Co., Ltd., the VIE, Insight, Xin Jin, and the other shareholders of the VIE. The Termination Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed on July 27, 2015.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plans or proposals which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

The foregoing descriptions of the Merger Agreement, the Support Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2 and 3, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) By reason of the Support Agreement described in Item 4 above and the irrevocable proxy contained therein, Insight may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 73,256,598 Ordinary Shares (“Subject Shares”), representing approximately 58.4% of the outstanding Ordinary Shares of the Issuer as of July 21, 2015 calculated in accordance with the requirements of Rule 13d-3 under the Act, and other Ordinary Shares which each Founder, or his affiliated entity, as party to the Support Agreement may become the owner of or with respect to which such party otherwise directly or indirectly has or later obtains the power to direct the vote. Subject Shares consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

Yelinwan, Holdings, and Chunrong Liao may be deemed to beneficially own the Subject Shares by virtue of their control of Insight. Chunrong Liao is a Director of Yelinwan and Holdings and a Director of Insight. Chunrong Liao owns 75% of the outstanding stock of Holdings. Holdings owns 90% of the outstanding stock of Yelinwan, the remaining 10% is held by a passive investment vehicle partially owned by Chunrong Liao. Yelinwan owns 28.52% of the outstanding stock of Insight.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(b) Each of Insight, Yelinwan, Holdings, and Chunrong Liao may be deemed to have shared power to vote and/or direct the vote of the Subject Shares.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1	Support Agreement, dated July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation (incorporated herein by reference to Exhibit 99.1 to Xin Jin’s Schedule 13D filed on July 27, 2015).

2	Agreement and Plan of Merger, dated July 26, 2015, by and between Xiamen Insight Investment Co., Ltd. and Xueda Education Group (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed on July 27, 2015).

3	Termination Agreement, dated July 26, 2015, by and among Xueda Education Group, Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xiamen Insight Investment Co., Ltd. and certain other parties thereto (incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed on July 27, 2015).

4	Joint Filing Agreement, dated August 5, 2015, among the Reporting Persons.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated August 5, 2015

Xiamen Insight Investment Co., Ltd.

By:	/s/ ZHANG Hao
Name:	ZHANG Hao
Title:	Chairman of the Board

Shenzhen Yelinwan Investment Planning Co., Ltd.

By:	/s/ LIAO Chunrong
Name:	LIAO Chunrong
Title:	Director

New Insight Holdings Group Co., Ltd.

By:	/s/ LIAO Chunrong
Name:	LIAO Chunrong
Title:	Director

/s/ LIAO Chunrong
LIAO Chunrong

Annex A

Name and Business Address	Present Principal Occupation	Citizenship
Xiamen Insight Investment Co., Ltd.

ZHANG, Hao 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Chairman of the Board	People’s Republic of China

WU, Chonglin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director, General Manager	People’s Republic of China

WANG, Yin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Secretary of the Board	People’s Republic of China

CAO, Yuou 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	Macau; People’s Republic of China

LEI, Xinghui No. 1239, Siping Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

TANG, An Room 1311, Tianjian Chuangye Building, No. 7, Shangbao Road, Futian District, Shenzhen, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

WANG, Xiaobin No. 296, Xinhua Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. -Independent Director	People’s Republic of China

TANG, Lili 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Deputy General Manager	People’s Republic of China

Name and Business Address	Present Principal Occupation	Citizenship

YANG, Xiaohu 309-310 BINGO Business Center, NO. 57 North Road of Hubin, Xiamen, PRC	Xiamen Insight Investment Co., Ltd. Chief Financial Officer	People’s Republic of China

Shenzhen Yelinwan Investment Planning Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

TANG, Lili 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	People’s Republic of China

New Insight Holdings Group Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China